
May 7, 2013

VIA E-Mail
Mr. Michael Geltzeiler
Chief Financial Officer
NYSE Euronext
11 Wall Street
New York, NY 10005

> **Re: NYSE Euronext**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 26, 2013**
> **File No. 001-33392**

Dear Mr. Geltzeiler:

We completed our review of your Form 10-K filing on April 30, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief